Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

November 6, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Lyn Shenk Branch Chief

Re:	Vapor Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File No. 000-51159

Ladies and Gentlemen:

The purpose of this letter is to respond to your comments per that certain comment letter, dated October 29, 2015, (the "Comment Letter"), addressed to me as Chief Executive Officer of Vapor Group, Inc. (the "Company") wherein comments were made pertaining the Company's Form 10-K for Fiscal Year Ended December 31, 2014, filed March 31, 2015 (the "Annual Report").

The following are the Company's responses in bold type to the comments in order of their sequence in the Comment Letter, items "1." and "2."

General

1. We note your response that you "will now re-audit 2013 in addition to 2014." Please tell us when you anticipate completing this re-audit. "

The Company anticipates completing this audit not later than January 1, 2016. The primary reason for the delay is the addition of the necessity to re-audit 2013, addressed in our prior response of October 16, 2015.

Signatures, page 48

2. We note your response to our prior comment 5 and reissue in part. Please confirm that in future filings you will indicate in the signature block that each signatory is signing in their capacity as the requisite executive officer and/or as a member of the board, as applicable."

In compliance with General Instructions, item D (2)(a) to Form 10-K, we confirm that each signatory is signing in their capacity as the requisite executive officer and/or as a member of the board, as applicable.

1

Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

In addition pursuant to the Comment Letter, as the Chief Executive Officer of Vapor Group, Inc., I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vapor Group, Inc.

By:	/s/ Dror Svorai
Dror Svorai, CEO